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                              September 27, 2023

       Jay Puchir
       Chief Financial Officer
       White River Energy Corp.
       609 W/ Dickson St., Suite 102 G
       Fayetteville, AR 72701

                                                        Re: White River Energy
Corp.
                                                            Amendment No. 10 to
Registration Statement on Form S-1
                                                            Filed September 19,
2023
                                                            File No. 333-268707

       Dear Jay Puchir:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 10 to Registration Statement on Form S-1 filed September 19, 2023

       Exhibits

   1. Please have counsel revise the legal opinion filed as Exhibit 5.1 to ensure that it is consistent with your
prospectus and your fee table filed as Exhibit 107 with respect to the number of securities
being offered.
 Jay Puchir
FirstName
White RiverLastNameJay
            Energy Corp.Puchir
Comapany 27,
September  NameWhite
               2023    River Energy Corp.
September
Page 2     27, 2023 Page 2
FirstName LastName
        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
(202) 551-4727 with questions regarding the engineering comments. Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-
3763 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Michael D. Harris, Esq.